January 7, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Jenn Do

Re:	PolyOne Corporation
Form 10-K
Filed February 17, 2012
File No. 1-16091

Ladies and Gentlemen:

PolyOne Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K filed February 17, 2012 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis, page 16

Liquidity and Capital Resources, page 21

1.	We note your disclosure on page 22 that 69% of your cash and cash equivalents resides outside the US and your risk factors on pages 9 and 10 regarding your indebtedness and the ability to pay dividends or make other payment restrictions with respect to subsidiaries. Given the foregoing disclosure, please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of foreign governments on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

Securities and Exchange Commission

January 7, 2013

Response:

Rule 5-04 of Regulation S-X requires a schedule (Schedule I) containing condensed parent company only financial statements to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of the total consolidated net assets of the registrant as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets is defined as the amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations), which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). Where restrictions on the amount of funds that may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive shall be used.

The disclosure of cash and cash equivalents residing outside of the U.S. on page 22 of the Form 10-K was included to provide the reader an understanding of the amount of cash available in the U.S., the amount of cash residing outside of the U.S., the tax implications of repatriating foreign cash to the U.S., and the impacts of these items on the Company’s liquidity.

While 69% of the Company’s cash and cash equivalents resided outside the U.S. as of December 31, 2011, the Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Form 10-K based on the following considerations:

•	The requirements of Rule 5-04 of Regulation S-X are triggered only if third-party consent is required for a movement of assets from the relevant consolidated subsidiary to the parent.

•

As of the end of each of the years covered in the Form 10-K, the Company’s consolidated subsidiaries were not subject to restrictions that prevented them from transferring funds in the form of loans, advances or cash dividends to the Company without the consent of a foreign government, regulatory agency, lender or other third party.

•

Accordingly, the Company confirms that as of the end of each of the years covered in the Form 10-K, the restricted net assets of consolidated subsidiaries did not exceed 25% of total consolidated net assets.

Critical Accounting Policies and Estimates, page 24

2.	We have made the following observations based on information in the Employee Benefit Plans footnote:

•	The $38.4 million of actuarial losses (page 46) materially impacted the funded status of your pension plans; and

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January 7, 2013

•	The ($15.9) million actual return on plan assets (page 46) decreased significantly in 2011 and adversely impacted the funded status of your pension plans.

Since plan contributions are material to operating cash flows and liquidity, and since the $84.3 million pension expense (page 48) is 49% of 2011 net income, in future filings, please disclose in MD&A any factors that materially impacted the funded status of your plans and/or OCI for each period presented. The expected future impact of these material factors should also be disclosed in MD&A, such as a potential decrease in the assumed return on plan assets. The existing critical accounting pension disclosures on page 25 do not explain the adverse results that occurred in 2011.

Response:

In future annual reports on Form 10-K, within MD&A, we will disclose factors that materially impacted the funded status of our plans and the impacts of pension expense on the statements of net income and comprehensive income, as well as expected future impacts of these factors if such impacts can be estimated.

Form 10-Q for the period ended September 30, 2012

Management’s Discussion and Analysis, page 14

3.	We note the actions undertaken beginning in the second quarter to realign production capacities and improve return on invested capital. Given the expense has been material to quarterly net income to date, please revise future filings to disclose whether you anticipate incurring additional expenses and to the extent known and material, quantify such expenses.

Response:

In future quarterly reports on Form 10-Q and annual reports on Form 10-K, we will disclose whether we anticipate incurring additional expense, and will quantify such expense to the extent that such amounts are known, material and can be quantified. In regards to our Form 10-Q for the quarterly period ended September 30, 2012, the Company concluded that additional future expense related to these actions was not material.

Securities and Exchange Commission

January 7, 2013

Cash Flows, page 19

4.	Please revise future filings to discuss investing and financing cash flows for the prior year period. Refer to Sections 501.13 and 501.13.b. of the FRC.

Response:

In future quarterly reports on Form 10-Q, we will include discussions of investing and financing cash flows for the prior periods presented in accordance with Sections 501.13 and 501.13.b of the FRC.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Analysis of 2011 Compensation Decisions and Actions, page 29

5.	We note from your disclosure on page 24 that you target total compensation relative to the median of the competitive market data. Similar to your disclosure on page 29 regarding how named executive officer base salaries compared to the market median, please disclose in future filings how actual annual incentives and long-term incentives compare to the market median.

Response:

In future filings, PolyOne will provide an analysis regarding how actual annual incentives and long-term incentive grant values compare to the market median.

Long-Term Incentive, page 32

6.	In future filings, please clarify whether your earnings per share goal is used to determine the amount of stock-settled SARs and RSUs granted to the named executive officers. In this regard, we note you allocate certain percentages to the different types of long-term awards, but you only discuss the performance goal with respect to the cash-settled performance units. If you measure stock-settled SARs and RSUs by some other goal, please discuss that goal in future filings.

Response:

As disclosed in PolyOne’s 2012 proxy statement on page 32 through 33, of the 2011 long-term incentive awards, only the performance units (“Performance Units”) were performance-based awards; the stock appreciation rights and restricted stock units were established as time-based awards vesting on either a ratable basis over three years following the grant date (for the stock appreciation rights) or in their entirety on the third

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January 7, 2013

anniversary of the grant date (for the restricted stock units). There are no requisite performance conditions for the stock appreciation rights or the restricted stock units, and these awards are not measured or earned by any performance goals. In future filings, PolyOne will provide disclosure clarifying the extent to which its long-term incentive award vehicles are performance-based awards subject to measurement based on the achievement of one or more performance goals or time-based awards subject to continued employment and the passage of time.

Cash-Settled Performance Units, page 32

7.	We note that you do not disclose the actual earnings per share targets for the cash-settled performance units because you believe such disclosure would cause competitive harm. Please provide us with your analysis supporting this conclusion.

Response:

Background

On page 32 and 33 of its 2012 proxy statement, the Company provided disclosure regarding February 2011 grants of Performance Units. The Performance Units are designed to be paid in cash after 2013, if at all, based on the Company’s achievement of performance goals relating to its earnings per share (“EPS”) during the three-year period covering 2011, 2012 and 2013 (the “Performance Period”). In connection with granting the Performance Units, the Company selected three-year threshold, target and maximum EPS goals, but did not disclose these goals in the 2012 proxy statement, as those goals related to anticipated earnings information for the Company’s then-current fiscal year and future fiscal years. In accordance with Instruction 4 to Item 402(b) of Regulation S-K and Compliance and Disclosure Interpretation #118.04 related to Regulation S-K (“CD&I 118.04”), the Company indicated that it did not disclose the EPS goals for competitive harm reasons, and provided disclosure regarding how difficult it is expected it will be for the named executive officers, and how likely it is expected it will be for the Company, to achieve the undisclosed EPS goals.

The Company respectfully submits that it decided to withhold disclosure of the EPS goals for the Performance Units for the 2011-2013 performance period both (1) in light of the Staff’s guidance in March 2011 under Compliance and Disclosure Interpretation #118.07 related to Regulation S-K (“C&DI 118.07”) and (2) due to the Company’s analysis that disclosure of such EPS goals would cause competitive harm to the Company.

Securities and Exchange Commission

January 7, 2013

The Undisclosed EPS Goals Do Not Affect a Fair Understanding of the Named Executive Officers’ Compensation for 2011

In March 2011, the Staff released C&DI #118.07, which provided that companies are not required to discuss executive compensation, including performance target levels, to be paid in the current year or in future years in CD&A, except that such discussion is required only to the extent that the current-year or future-year items “affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” We respectfully submit that the Company was not required to disclose the EPS goals for the Performance Units in its 2012 proxy statement in part because those goals relate to executive compensation to be earned and paid in future years (based on performance during the Performance Period), and do not represent actions or steps that could affect a fair understanding of the named executive officers’ compensation for 2011.

The Company’s disclosure on pages 32 and 33 of the 2012 proxy statement indicated that the undisclosed EPS goals relate to an ongoing Performance Period, and to awards that would be earned and paid, if at all, in a future year (namely, 2014). Although it is true that these EPS goals were established by the Committee during 2011, and relate to award opportunities originally established in 2011, we do not believe the specific EPS goals affect the reader’s fair understanding of the named executive officers’ compensation for 2011, especially given the Company’s inclusion of a “degree of difficulty” analysis for the undisclosed EPS goals. First, the undisclosed EPS goals relate to aggregate performance by the Company over a three-year period extending (at that time) over two years into the future, and no portion of any compensation attributable to the Performance Units appeared in the “2011 Summary Compensation Table.” As a result, the undisclosed EPS goals did not affect any reader’s understanding of the amounts disclosed as named executive officer compensation for the last fiscal year (2011).

Second, although the Performance Units were disclosed in the “2011 Grants of Plan-Based Awards” table, the amounts reported in that table for the Performance Units were described as amounts that would be earned by and reported for the named executive officers, if at all, in a future proxy statement, namely the Company’s 2014 proxy statement reporting on, among other things, non-equity incentive plan compensation earned for 2013. To the extent that readers wanted information about how likely it would be for the named executive officers to earn these Performance Units, such “degree of difficulty” disclosure was provided by the Company on page 33. In this sense, readers could understand both the Company’s views on the likelihood that the Performance Units would be earned at the end of the three-year Performance Period, as well as the total compensation that could be earned by each named executive officer for such awards. Again, given this supplemental disclosure, the undisclosed EPS goals did not affect any reader’s understanding of the amounts disclosed as named executive officer compensation for the last fiscal year (2011).

Securities and Exchange Commission

January 7, 2013

The Company respectfully submits that its decision not to disclose the EPS goals for the 2011-2013 Performance Period for its Performance Units until after completion of the Performance Period is supported by and consistent with the guidance issued by the Staff under C&DI 118.07.

Disclosure of the EPS Goals Prior to Completion of the Performance Period Would Cause the Company Competitive Harm

The Company also respectfully submits that the disclosure of the EPS goals for the Performance Units for the 2011-2013 Performance Period would cause competitive harm to the Company, and that the Company’s competitive harm analysis is consistent with C&DI 118.04.

Legal Basis for Withholding Disclosure Pursuant to a Competitive Harm Analysis

Instruction 4 to Item 402(b) of Regulation S-K provides that disclosure of target levels with respect to specific quantitative or qualitative performance-related factors considered by the Company or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information is not required if such disclosure would result in competitive harm to the Company. The standard to be used in determining whether disclosure would cause competitive harm is the same standard that would apply when a company requests confidential treatment of trade secrets or confidential commercial or financial information pursuant to Exchange Act Rule 24b-2, which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.

Exemption 4 protects from public disclosure “[t]rade secrets and commercial or financial information obtained from a person” that are “confidential.” 5 U.S.C. §552(b)(4) (2011). This standard has two key parts: first, the withheld information must be trade secrets or commercial or financial information; and second, the withheld information must be confidential (the Company, as a corporation, qualifies as a “person” for purposes of Exemption 4). Applicable case law has interpreted “commercial or financial information” broadly, and generally has given those terms their ordinary meaning. See, e.g., Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1288-1290 (D.C. Cir. 1983). Examples of commercial or financial information under applicable case law include business sales statistics, research data, technical designs, customer and supplier lists, profit and loss data, overhead and operating costs, and information on financial condition. See, e.g., Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). In addition, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.C. Cir. 1986), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” We respectfully submit that the EPS goals for the 2011-2013 performance period for the Performance Units, because the goals include information regarding Company earnings, constitute commercial or financial information within the scope of Exemption 4.

Securities and Exchange Commission

January 7, 2013

In addition, the EPS goals for the 2011-2013 performance period for the Performance Units must be confidential within the scope of Exemption 4. Information is confidential under Exemption 4 if the disclosure of such information is likely to either impair the federal government’s ability to obtain necessary information in the future, or cause substantial harm to the competitive position of the disclosing person. See Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992) (en banc). In addition, the person claiming this exemption need not show any actual competitive harm, but instead need only demonstrate that there is actual competition and a likelihood of substantial competitive injury resulting from disclosure. See Gulf & Western Indus., Inc. v. U.S., 615 F.2d 527, 530 (D.C. Cir. 1979); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). In addition, C&DI 118.04 provides that, to the extent that a performance target level or other factor or criteria otherwise has been disclosed publicly, a company cannot rely on Instruction 4 to Item 402(b) of Regulation S-K to withhold the information.

Competitive Harm Analysis

We respectfully submit that the undisclosed EPS goals for the Performance Units for the 2011-2013 Performance Period is “information on financial condition” that has been “compiled in pursuit of profit” and constitutes commercial or financial information, as those terms are defined above, the disclosure of which would likely cause substantial harm to the Company’s competitive position. As a result, we believe the specific EPS targets for the Performance Units may properly be withheld from public disclosure under the standards set forth in Exemption 4 and Rule 24b-2. More specifically, the undisclosed EPS goals should be afforded confidential treatment for the reasons set forth below:

A.	The Company operates in an intensely competitive industry

The Company operates in an intensely competitive industry regarding the production of compounded plastics and the manufacture of custom and proprietary formulated color and additives systems for the plastics industry. We face intense competition from large international companies with broad product offerings to local independent custom producers whose focus is on a specific market niche or product offering, many of which competitors are aggressively expanding in markets we serve. Competition is based on service, performance, product innovation, product recognition, speed, delivery, quality and price. In the distribution of polymer resin, we also face intense competition. Speed, service, reputation, product line, brand recognition, delivery, quality and price are the principal factors affecting competition for this business. We compete against other national independent resin distributors in North America, along with other regional distributors.

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January 7, 2013

B.	Disclosure of the EPS goals would cause competitive harm to the Company by providing its competitors with sensitive and confidential information regarding its earnings projections

Our EPS goals are based on our proprietary, confidential strategic plan, which is reviewed and approved by our Board of Directors, and are used to determine the degree to which our Performance Units pay out for our executives. The EPS goals are set each year by the Compensation Committee of the Board of Directors (the “Committee”) and do not reflect just single-year ambitions, but reflect our Committee’s expectations regarding our financial and operating performance over multiple years if the business model outlined in our then-current internal strategic plan is successfully executed, plus our expectations and desires regarding expansion and acquisition performance. These expectations are based, in part, on our expectations with respect to how effective our strategic business initiatives are likely to be and when we expect to begin to see that success reflected in our financial performance.

If we were to disclose our three-year EPS goals for Performance Unit awards, we believe our competitors would be able to “reverse engineer” these goals, based on their analysis of these goals, our strategic goals and actual results for current-year and prior-year earnings, and our strategic goals for acquisitions and expansion. Once they are able to identify these goals, competitors then would be able to more closely and accurately track our progress against our strategic goals by reviewing and analyzing the information we provide in our quarterly earnings releases. Our competitors would also be able to use our three-year EPS goals, together with publicly available historic financial data, to infer our internal expectations with respect to the success and timing of acquisitions or similar transactions. These inferences would then allow those competitors to develop strategies to counter those initiatives.

Based on this “reverse engineering,” competitors may decide that they need to devote additional resources or advertising/marketing focus, or actively expand their asset bases, to compete more effectively with us, and most importantly gain valuable insight into the specific and necessary timing for such strategic countermeasures. For example, if our competitors could analyze our EPS goals disclosure and determine that we are not expecting enhanced earnings from an acquisition until a future year, our competitors would learn that they can most likely hold off on competitive activities – such as increased marketing efforts and adding assets – to challenge our acquisition until that future year. As a result, we can see likelihood of competitive injury in how our competitors could change their specific strategic designs to attempt to weaken our projected earnings based primarily and directly on the information they discerned from any required disclosure of our EPS goals.

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January 7, 2013

We also note that we have disclosed that in 2013, we expect to complete our acquisition of Spartech Corporation, so the particular examples detailed above are of significant practical, real-world concern to PolyOne, and are not just theoretical. We believe these scenarios, especially coupled with the facts and circumstances of our proposed Spartech acquisition, demonstrate how PolyOne could be placed at a competitive disadvantage compared to its competitors directly as a result of having to disclose its forward-looking EPS performance goals.

Further, we believe that disclosure of EPS goals for performance periods that have not yet been completed would increase our vulnerability to inopportune acquisition overtures by a competitor if it is perceived that we are not meeting our strategic objectives. For example, if a competitor or venture capital firm could reverse engineer our goals in the manner described above, and then discern that we are not meeting our Board’s anticipated strategic objectives over a multi-year period, they may be emboldened to engage in acquisition efforts to purchase the Company, and could use their information to pursue a deal on financial terms that are significantly less-favorable to the Company’s shareholders. It would also put us at a disadvantage as we look to acquire other entities in our industry by giving competitors insight into our expected ability to pay for strategic assets, thereby providing them with a competitive advantage in bidding against us for those assets. In each case, disclosure of the EPS goals would cause us competitive harm and adversely impact shareholder value.

Finally, we negotiate contracts with our suppliers and customers, some of whom are also our competitors. These parties could take our historical and expected profitability into consideration in developing their negotiating positions. If these suppliers and customers have access to our EPS goals, and perform the reverse engineering analysis described above, we expect that they would take this data into consideration in their contract negotiations with us, which would be likely to cause us competitive harm.

C.	Disclosure of the targets would be used as a surrogate for earnings guidance

Investors, analysts, rating agencies and the media are likely to regard our compensation-based EPS targets for ongoing performance periods as a surrogate for earnings guidance. For the reasons set forth below, this would result in competitive harm to the Company.

Aspirational goals designed to motivate executives to achieve our business goals and earnings guidance intended for public consumption are not interchangeable. Our strategic targets are earnings targets that are based on cumulative earnings for a forward-looking three-year performance period. On the other hand, earnings guidance intended for public consumption typically focuses on annual or even quarterly performance and is frequently updated and provided as a range, rather than one number, for the period.

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January 7, 2013

Even if we were to include a disclaimer cautioning investors and others against relying on the EPS goals, analysts and others in the market are likely to factor the EPS goals into their models of predicted Company performance, resulting in potentially flawed financial analysis based on stale information. This could result in unjustified volatility in our stock price, driving current and potential investors away from our securities as they seek to invest their funds in securities that are less volatile. The inappropriate use of our compensation-based EPS goals, and resulting stock price volatility, could also impact our credit ratings and costs to access the credit markets, as underwriters and others may demand higher borrowing costs and additional covenants or other restrictions. Increased costs of, and more significantly limits or denials of, credit would materially impact our ability to conduct our business at the current levels, placing us at a competitive disadvantage.

The Undisclosed EPS Goals Have Not Otherwise Been Publicly Disclosed

The Staff’s guidance on Item 402 of Regulation S-K, including C&DI 118.04, emphasizes that, to the extent that a target level has been disclosed publicly, a company cannot withhold disclosing such information under Instruction 4. The Company has taken adequate precautions to ensure that our EPS goals for the Performance Units for the 2011-2013 Performance Period have remained and will remain confidential. The Company is not aware of any public disclosure of this information, and the Company has taken appropriate measures to protect its confidentiality. These strategic targets are known only to the individuals to whom they apply, the Compensation Committee, a few other members of senior management, a limited number of human resources personnel, and certain of the Company’s legal and accounting advisors.

To the best of the Company’s knowledge, (1) the EPS goals are not available publicly, nor is it possible to determine the information from publicly available sources, (2) the Company has made every effort not to disclose the EPS goals and (3) access to the EPS goals has been restricted to employees of the Company who have been instructed to keep such information confidential and, in some cases, are under a duty to keep such information confidential. It is likely, therefore, that the EPS goals will not become public knowledge unless the Staff disagrees with the Company’s position and requires disclosure of the EPS goals.

Conclusion

For the foregoing reasons, the Company believes that it is appropriate to omit from its annual proxy statement disclosure of the undisclosed EPS goals for the Performance Units for the 2011-2013 Performance Period while such performance period is ongoing.

*        *        *

Securities and Exchange Commission

January 7, 2013

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (440) 930-1337.

Very truly yours,

/s/ Richard J. Diemer, Jr.

Richard J. Diemer, Jr.
Senior Vice President and Chief Financial Officer